Exhibit 99.2

AMENDMENT TO THE

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

EMPLOYEE STOCK PURCHASE PLAN

Pursuant to Article IX of the Universal Stainless & Alloy Products, Inc. Employee Stock Plan, originally effective July 1, 1996 and as amended (the “Plan”), the Plan is hereby amended as follows:

Article VI.A of the Plan is amended by adding a new sentence at the end of that section to read as follows:

Effective February 3, 2012, subject to approval of the Company’s stockholders, the maximum aggregate number of shares of Stock available for issuance under the Plan shall be increased from 150,000 to 200,000.

EXECUTION

To record the adoption of this Amendment to the Plan, Universal Stainless & Alloy Products, Inc. has caused its appropriate officers to execute this Amendment as of the 3rd day of February, 2012.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Dennis M. Oates
Title:	Chairman, President and Chief Executive Officer